                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                         Citizens First Financial Corp.
               ___________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
               ___________________________________________________
                         (Title of Class of Securities)


                                   174623-10-8
               ___________________________________________________
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

________________________________________________________________________________
CUSIP NO.  174623-10-8                       13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Citizens Savings Bank, F.S.B.
        Employee Stock Ownership Plan
        IRS ID No. 37-0217376

__________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in Illinois.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF               161,000

       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY             64,400

      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH                 225,400

      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON                0

        WITH                           -0-
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        225,400
________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                9.9% of 2,287,501 shares of Common Stock outstanding as of December 31, 1997.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  EP

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                         CITIZENS SAVINGS BANK, F.S.B.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            Citizens First Financial Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            2101 N. Veterans Parkway
            Bloomington, Illinois  61704

Item 2(a)   Name of Person Filing:
            Citizens Savings Bank, F.S.B.
            Employee Stock Ownership Plan
            Trustee:  First Bankers Trust Company
                      Broadway at 12th
                      Quincy, Illinois  62305


Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            2101 N. Veterans Parkway
            Bloomington, Illinois  61704


Item 2(c)   Citizenship:

            Federally chartered stock savings institution's employee stock benefit plan organized in Illinois.


Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number:   174623-10-8

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1997, the reporting person beneficially owned 225,400 shares of the issuer. This number of shares represents 9.9% of the common stock, par value $.01, of the issuer, based upon 2,287,501 shares of such common stock outstanding as of December 31, 1997. As of December 31, 1997, the reporting person has sole power to vote or to direct the vote of 161,000 of the shares and shares voting power over 64,400 shares. The reporting person has the sole power to dispose or direct the disposition of 225,400 shares of common stock.


                              Page 3 of 5 pages

Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 9, 1998
                  ____________________________________________
                                     (Date)

                            /s/ C. William Landefeld
                  ____________________________________________
                                   (Signature)

                                  President/CEO
                  ____________________________________________
                                     (Title)









                              Page 5 of 5 pages